Exhibit 99.2

NetEase, Inc.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

THE 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2025

PROXY STATEMENT

General

The board of directors of NetEase, Inc. (the “Company”, “our company” or “we”) (the “Board”) is soliciting proxies for use at the 2025 Annual General Meeting of Shareholders to be held on June 25, 2025 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The 2025 Annual General Meeting of Shareholders will be held at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China, 310052.

We intend to hold the 2025 Annual General Meeting of Shareholders in person at the time and location specified above. In the event that it is not possible or advisable to hold the 2025 Annual General Meeting of Shareholders at the time or the location specified above, we will announce on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) alternative arrangements for the meeting as promptly as practicable. Please monitor our website and the websites of the U.S. Securities and Exchange Commission and Hong Kong Exchanges and Clearing Limited for updated information. If you are planning to attend the 2025 Annual General Meeting of Shareholders, please check the websites one week prior to the meeting date. As always, we encourage you to vote your shares by proxy (for holders of ordinary shares) or voting instruction (for holders of ADSs) prior to the 2025 Annual General Meeting of Shareholders.

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This proxy statement is available to shareholders beginning on April 16, 2025, and the voting instruction card is being mailed to holders of our American depositary shares, known as ADSs, on or about May 29, 2025.

Record Date and Share Ownership

Holders of record of our ordinary shares as of the close of business, Hong Kong time, on May 23, 2025 are entitled to vote and attend the 2025 Annual General Meeting of Shareholders and any adjournment or postponement thereof. In order to be eligible to vote at and attend the 2025 Annual General Meeting of Shareholders, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with our branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited by 4:30 p.m., Hong Kong time, on May 23, 2025.

Holders of record of ADSs as of the close of business, New York time, on May 23, 2025 are entitled to execute and submit voting instructions to The Bank of New York Mellon, as depositary. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for ordinary shares on May 23, 2025, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those ordinary shares as of the record date applicable to holders of ordinary shares for the purpose of determining the eligibility to vote at and attend the 2025 Annual General Meeting of Shareholders.

Quorum

The presence of one or more shareholders holding shares which carry, in aggregate, not less than one-third of the votes attaching to all issued and outstanding shares and entitled to vote, will constitute a quorum for the transaction of business at the 2025 Annual General Meeting of Shareholders.

Voting and Solicitation

Each ordinary share issued and outstanding as of the close of business, Hong Kong time, on May 23, 2025 is entitled to one vote. Voting by holders of ordinary shares at the 2025 Annual General Meeting of Shareholders will be by a poll.

The solicitation materials are available on the Company’s website (http://ir.netease.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

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Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2025 Annual General Meeting of Shareholders in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted in the proxy holder’s discretion. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal.

Holders of record of ordinary shares registered on our branch register of members in Hong Kong (“Hong Kong register”) as of the close of business, Hong Kong time, on May 23, 2025 may either (1) attend the 2025 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on June 23, 2025.

Holders of record of ordinary shares registered on our principal register of members in the Cayman Islands (“Cayman register”) as of the close of business, Hong Kong time, on May 23, 2025 may either (1) attend the 2025 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on June 23, 2025.

Holders of record of ordinary shares registered on our Hong Kong register or Cayman register wishing to attend the 2025 Annual General Meeting of Shareholders in person to vote must present valid proof of identification.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution must return a voting instruction form to their brokerage firm, bank or other financial institution to have their shares voted on their behalf. Please contact your brokerage firm, bank or other financial institution for information on how to do so.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution who wish to attend the 2025 Annual General Meeting of Shareholders and/or vote in person should contact their brokerage firm, bank or other financial institution to arrange for such attendance and bring valid proof of identification to the 2025 Annual General Meeting of Shareholders.

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Voting by Holders of ADSs

Holders of record of ADSs are not entitled to vote at the 2025 Annual General Meeting of Shareholders but can execute and submit voting instructions to The Bank of New York Mellon, as depositary of the ADSs.

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card and a notice of meeting providing to ADS holders information with regard to the 2025 Annual General Meeting of Shareholders and a statement and instructions as to voting by ADS holders on or about May 29, 2025. If you wish to have The Bank of New York Mellon, through its nominee or nominees, vote the ordinary shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the 2025 Annual General Meeting of Shareholders.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the 2025 Annual General Meeting of Shareholders the number of ordinary shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions or as described in the paragraph below. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2025 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions, (2) the enclosed ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 12:00 p.m., New York Time, on June 12, 2025, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2025 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our Board and against each proposal opposed by our Board.

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Revocability of Proxies

Any proxy given by a holder of ordinary shares pursuant to this solicitation may be revoked by the person giving it at any time before its use by:

●	holders of ordinary shares registered on our Hong Kong register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by mail or hand to Computershare Hong Kong Investor Services Limited pursuant to the instructions above, which should be received by 10:00 a.m., Hong Kong time, on June 23, 2025;

●	holders of ordinary shares registered on our Cayman register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by e-mail to ir@service.netease.com pursuant to the instructions above by 10:00 a.m., Hong Kong time, on June 23, 2025; or

●	attending the 2025 Annual General Meeting of Shareholders and voting in person for holders of ordinary shares registered on our Hong Kong or Cayman registers. Attendance at the 2025 Annual General Meeting of Shareholders in and of itself does not revoke a prior proxy.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution and holders of ADSs who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or our depositary, The Bank of New York Mellon, as applicable, for information on how to do so.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2026 Annual General Meeting of Shareholders must be received by December 31, 2025 at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Investor Relations. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

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PROPOSAL 1

ORDINARY RESOLUTION

ELECTION OF DIRECTORS

The Board has nominated the following five directors for re-election at the 2025 Annual General Meeting of Shareholders: Mr. William Lei Ding, Ms. Alice Cheng, Ms. Grace Tang, Mr. Joseph Tong and Mr. Michael Leung. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director is otherwise vacated in accordance with the Company’s Memorandum and Articles of Association. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. The election of each nominee shall be voted on as a separate resolution.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages and the principal positions with the Company held by them are as follows:

Name	Age	Position
William Lei Ding	53	Director and Chief Executive Officer
Alice Yu-Fen Cheng (1)	63	Independent Director
Grace Hui Tang (1)	65	Independent Director
Joseph Tze Kay Tong (1)	62	Independent Director
Michael Man Kit Leung	71	Independent Director

(1)	Member of the audit, compensation, nominating and environmental, social and governance (ESG) committees.

Directors Nominated for Election at the 2025 Annual General Meeting of Shareholders

Lei Ding, also known as William Lei Ding, our founder, has served as a director of our company since July 1999 and as Chief Executive Officer for the NetEase group since November 2005. From March 2001 until November 2005, Mr. Ding served as our chief architect, and from June 2001 until September 2001, he served as our acting chief executive officer and acting chief operating officer. From July 1999 until March 2001, Mr. Ding served as co-chief technology officer, and from July 1999 until April 2000, he also served as our interim chief executive officer. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

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Alice Yu-Fen Cheng, also known as Alice Cheng, has served as a director of our company since June 2007. Ms. Cheng has also served as a non-executive director of J&T Global Express Limited since May 2020 and as a member of its audit committee since the company listed on the Hong Kong Stock Exchange in October 2023 (HKEX: 1519). From 2005 to 2021, Ms. Cheng served as the chief financial officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment. From 2010 to 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From 2002 to 2005, Ms. Cheng served as financial controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of financial controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Master of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Grace Hui Tang, also known as Grace Tang, has served as a director of our company since July 2022. Ms. Tang worked at PricewaterhouseCoopers for more than 30 years, including approximately 19 years as an audit partner in Hong Kong and Chinese mainland, until her retirement in 2020. At PricewaterhouseCoopers, Ms. Tang was responsible for the audits of numerous public and private companies in Hong Kong, China mainland, the United States and other jurisdictions. Since 2009, she has also been a professor at the Guanghua School of Management of Peking University where she teaches courses on accounting and auditing for the graduate school of the accounting department and on career development. Since September 2022, Ms. Tang has been teaching accounting and auditing courses to foreign students at Beijing Foreign Studies University as a professor. In addition, Ms. Tang serves as an independent director of Brii Biosciences Ltd. (HKEX: 2137), Elkem ASA (OSLO: ELK), ECARX Holdings Inc. (Nasdaq: ECX) and Pirelli & C.S.p.A. (PIRC.MI). Ms. Tang received a bachelor’s degree in accounting from the University of Utah and a Master of Business Administration degree from Utah State University. Ms. Tang is a U.S. certified public accountant and a fellow of the Hong Kong Institute of Certified Public Accountants.

Joseph Tze Kay Tong, also known as Joseph Tong, has served as a director of our company since March 2003. From January 2003 to November 2021, Mr. Tong was a director of Parworld Investment Management Limited, which provides financial and investment advisory services. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China mainland, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China mainland which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-commerce director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

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Michael Man Kit Leung, also known as Michael Leung, has served as a director of our company since July 2002. Mr. Leung was a responsible officer of Grand Moore Capital Limited from September 2019 to November 2021. Mr. Leung was appointed executive director of Unitas Holdings Limited (stock code: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P., in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (stock code: 1132) and Luye Pharma Group Ltd. (stock code: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (stock code: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

The election of each nominee shall be voted on as a separate resolution, and each such resolution is being proposed as an Ordinary Resolution. In order for the election of any nominee to be validly passed as an Ordinary Resolution, it will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting. The election of each nominee is not dependent on or conditional upon the election of any other nominee.

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

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PROPOSAL 2

ORDINARY RESOLUTION

RATIFICATION OF AUDITORS

Our audit committee recommends, and our Board concurs, that PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers (collectively, “PwC”) be appointed as our auditors for the year ending December 31, 2025 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively. Our Board first appointed PricewaterhouseCoopers Zhong Tian LLP as our independent auditor for U.S. financial reporting purposes in 2002 and PricewaterhouseCoopers as our auditor and reporting accountant for Hong Kong financial reporting purposes in 2020.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different auditor at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

A representative of PwC is expected to be present at the 2025 Annual General Meeting of Shareholders, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Proposal 2 is being proposed as an Ordinary Resolution. In order to be validly passed as an Ordinary Resolution, Proposal 2 will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS OUR AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2025 FOR U.S. FINANCIAL REPORTING AND HONG KONG FINANCIAL REPORTING PURPOSES, RESPECTIVELY.

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AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PwC before that firm is retained for such services. The pre-approval procedures are as follows:

1)	Any audit or non-audit service to be provided to us by the auditor must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

2)	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Investor Relations.

2)	Our General Counsel will be responsible for the first review and logging of this correspondence, and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our General Counsel has identified as correspondence which may be retained in our files and not sent to directors.

Our Board has authorized the General Counsel to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the General Counsel will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the General Counsel will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

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ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on the Company’s website http://ir.netease.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of the Company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the attention of Investor Relations of NetEase, Inc. at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which permit or require companies to make available their annual report to shareholders on or through the Company’s website, we post our annual reports on our website. Our annual reports are also filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2024 annual report by visiting our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) or the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

OTHER MATTERS

We know of no other matters to be submitted to the 2025 Annual General Meeting of Shareholders. If any other matters properly come before the 2025 Annual General Meeting of Shareholders, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board,

NetEase, Inc.

/s/ William Lei Ding
William Lei Ding
Director

Hangzhou, China, April 16, 2025

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